FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:   ________November_____________

Commission File Number:   0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ E. Bennett E.Bennett CFO

Dated:   November 09, 2007

Interim Consolidated Financial Statements (Expressed in Canadian dollars) MIRAMAR MINING CORPORATION Three and nine months periods ended September 30, 2007 and 2006

MIRAMAR MINING CORPORATION Consolidated Balance Sheets (Expressed in thousands of Canadian dollars) September 30, 2007 and December 31, 2006
	September 30, 2007	December 31, 2006
	(unaudited)

Assets

Current assets:
Cash and cash equivalents	$43,004	$145,800
Short term investments	40,000	3,957
Accounts receivable	2,630	1,781
Inventory	3,880	5,243
Power credits	389	389
Prepaid expenses	691	322
	90,594	157,492
Power credits	490	780
Property, plant and equipment (note 4)	35,839	6,547
Mineral properties (note 5)	245,720	204,892
Cash collateral deposits	15,714	15,263
Asset backed commercial paper (note 6)	33,814	-
Investment in Northern Orion Explorations Ltd.	6,305	6,305
Investments (note 7)	10,756	969
Other assets	2,339	1,647
	$441,571	$393,895

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$20,675	$4,976
Current portion of site reclamation and closure costs (note 8)	6,195	8,473
Current portion of deferred gain	389	389
	27,259	13,838
Deferred gain	490	780
Provision for site reclamation and closure costs (note 8)	8,579	11,002
Future income tax liability	36,930	25,981
	73,258	51,601

Shareholders’ equity:
Share capital (note 9)	562,926	551,480
Contributed surplus	15,324	5,213
Deficit	(219,355)	(214,399)
Accumulated other comprehensive income (note 3)	9,418	-
	368,313	342,294
	$441,571	$393,895

Subsequent events (note 12)
See accompanying notes to consolidated financial statements.

1

MIRAMAR MINING CORPORATION

Consolidated Statements of Operations and Deficit

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine month periods ended September 30, 2007 and 2006

	3 months ended September 30		9 months ended September 30
	2007 (unaudited)	2006 (unaudited)	2007 (unaudited)	2006 (unaudited)

Expenses:
Depreciation, depletion and accretion	$ 280	$ 347	$ 830	$ 822
General and administration	323	430	1,380	1,389
Salaries	277	314	954	1,043
Stock-based compensation	-	52	5,771	1,519
Professional services	263	269	1,131	816
Investor relations and travel	215	190	464	384
Interest and penalties	17	100	360	602
Foreign exchange	80	19	204	62
Write down of asset backed commercial paper (note 6)	3,500	-	3,500	-
Severances and closure	96	179	366	1,507
	5,051	1,900	14,960	8,144

Loss before undernoted	(5,051)	(1,900)	(14,960)	(8,144)

Other income:
Interest income	1,425	1,578	4,828	3,054
Other income	173	184	4,434	2,045
	1,598	1,762	9,262	5,099

Earnings (loss) before income taxes	(3,453)	(138)	(5,698)	(3,045)

Income tax recovery:
Current	-	-	-	14
Future	468	495	742	4,211
	468	495	742	4,225

Net earnings (loss) for the period	(2,985)	357	(4,956)	1,180

Deficit, beginning of the period	(216,370)	(211,605)	(214,399)	(212,428)

Deficit, end of the period	$ (219,355)	$ (211,248)	$ (219,355)	$ (211,248)

Basic and diluted earnings (loss) per share	$ (0.01)	$ 0.00	$ (0.02)	$ 0.01

Weighted average number of common shares outstanding	219,475,761	210,161,304	218,200,818	195,599,232
Consolidated Statements of Comprehensive Income (Expressed in thousands of Canadian dollars) For the three and nine month periods ended September 30, 2007
		3 months ended	9 months ended
		September 30, 2007	September 30, 2007
		(unaudited)	(unaudited)
Loss for the period before comprehensive income		(2,985)	(4,956)
Unrealized gains on available for sale investments		50	4,900
Reclassification of net realized gain on investments		(173)	(4,434)
Comprehensive loss		(3,108)	(4,490)

See accompanying notes to consolidated financial statements.

2

MIRAMAR MINING CORPORATION Consolidated Statements of Cash Flows (Expressed in thousands of Canadian dollars) For the three and nine month periods ended September 30, 2007 and 2006
	3 months ended September 30	9 months ended September 30
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash provided by (used in):

Operations:
Net earnings (loss) for the period	$ (2,985)	$ 357	$ (4,956)	1,180
Items not involving cash:
Depreciation, depletion and accretion	280	347	830	822
Stock-based compensation	-	52	5,771	1,519
Gain on sale of investments	(173)	-	(4,434)	(1,861)
Future income taxes	(468)	(495)	(742)	(4,211)
Write down of asset backed commercial paper	3,500	-	3,500	-
Other	-	25	125	382
Changes in non-cash working capital:
Accounts receivable	(471)	(397)	(849)	(1,132)
Inventory	635	(232)	1,363	(972)
Prepaid expenses	241	261	(369)	(111)
Accounts payable and accrued liabilities	3,372	670	15,507	5,938
Payments made on site reclamation (note 8)	(3,001)	(2,108)	(5,413)	(4,518)
	930	(1,520)	10,333	(2,964)

Financing:
Issue of common shares for cash	19,320	96,660	20,307	102,354
	19,320	96,660	20,307	102,354

Investments:
Expenditures on plant, equipment and deferred exploration	(31,342)	(11,619)	(63,509)	(26,484)
Short-term investments	(40,000)	(79,843)	(36,043)	(59,843)
Proceeds on sale of investments	174	-	3,881	2,034
Asset backed commercial paper (note 6)	(37,314)	-	(37,314)	-
Purchase of collateral deposits, net	(165)	(43)	(451)	(178)
	(108,647)	(91,505)	(133,436)	(84,471)

Increase (decrease) in cash and cash equivalents	(88,397)	3,635	(102,796)	14,919

Cash and cash equivalents, beginning of period	131,401	60,007	145,800	48,723

Cash and cash equivalents, end of period	$ 43,004	$ 63,642	$ 43,004	$ 63,642

Supplementary information:
Interest received	$ 1,306	$ 963	$ 4,809	$ 2,482

Non-cash investing and financing activities:
Fair value of stock options allocated to shares issued on exercise	69	998	607	3,516
Stock-based compensation included in deferred exploration	25	368	4,946	1,557
Recognition of future income tax liabilities to mineral properties	11	165	2,221	2,394
Common shares received on option agreement (note 5)	300	-	443	-

See accompanying notes to consolidated financial statements.

3

MIRAMAR MINING CORPORATION

Notes to Interim Consolidated Financial Statements - Unaudited

(Tabular dollar amounts expressed in thousands of Canadian dollars except per share amounts)

For the three and nine month periods ended September 30, 2007 and 2006

1.	Interim Financial Statements:

These unaudited interim consolidated financial statements of Miramar Mining Corporation (the “Company”) have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2006, except as disclosed in note 2. These interim consolidated financial statements as at September 30, 2007 and for the three and nine month periods ended September 30, 2007 and 2006 are unaudited; however they reflect all adjustments necessary for the fair presentation in accordance with Canadian generally accepted accounting principles (“GAAP”) of the results for the interim periods presented. Certain comparative figures have been reclassified to conform to the current period presentation.

These financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly the financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company’s annual report for the year ended December 31, 2006.

2.	Changes in accounting policies:

Effective January 1, 2007, the Company adopted five new Canadian Institute of Chartered Accountants (“CICA”) accounting standards: (a) Handbook Section 1530, Comprehensive Income; (b) Handbook Section 3855, Financial Instruments – Recognition and Measurement; (c) Handbook Section 3861 Financial Instruments – Disclosure and Presentation; (d) Handbook Section 3865, Hedges; and (e) Handbook Section 1506, Accounting Changes. The main requirements of these new standards and the resulting financial statement impact are described below.

Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes. The effect of the adoption of these standards is summarized below.

(a) Comprehensive Income (Section 1530):

CICA Section 1530 introduces the term Comprehensive Income, which consists of net earnings and other comprehensive income (“OCI”). Comprehensive income represents changes in Shareholder’s equity during the period arising from transactions and other events with non-owner sources. OCI includes certain gains or losses, such as unrealized holding gains and losses from available for sale assets, that are excluded from net earnings in accordance with GAAP. As a result of adopting this standard, a Statement of Comprehensive Income now forms part of the Company’s consolidated financial statements. Cumulative changes in OCI are included in Accumulated Other Comprehensive Income, which is presented as a new category of Shareholder’s Equity in the balance sheet and is reconciled in note 3.

4

MIRAMAR MINING CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and nine month periods ended September 30, 2007 and 2006

2.	Changes in accounting policies (continued):
	(b)	Financial Instruments – Recognition and Measurement (Section 3855):

CICA Section 3855 sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the statement of operations or the statement of comprehensive income.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 were recognized by adjusting opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available for sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•      Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings, using the effective interest method.

•      Available for sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings.

•      Held for trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

•      All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

5

MIRAMAR MINING CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and nine month periods ended September 30, 2007 and 2006

2.	Changes in accounting policies (continued):
	(b)	Financial Instruments – Recognition and Measurement (Section 3855) (continued):

Upon adoption of these new standards, the following adjustment was recorded with respect to the classification of the Company’s financial instruments.

The Company has designated its investments as available for sale assets in accordance with Section 3855 and as a result now records the investments on the balance sheet at their fair market value based on quoted market prices. This change in accounting standard resulted in an increase in the carrying value the investments and accumulated other comprehensive income of $8,952,000 as at January 1, 2007. Unrealized gains and losses on these investments since January 1, 2007 have been included in the statement of comprehensive income. There is no net impact to future income taxes resulting from this adjustment as the future income tax liability is fully offset by a reduction in the Company’s future income tax valuation allowance.

	(c)	Financial Instruments – Disclosure and Presentation (Section 3861):

CICA Section 3861 sets out standards which address the presentation of financial instruments and non-financial derivates, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value. Disclosure related to the fair value of the Company’s available for sale investments is included in note 6 to these financial statements.

	(d)	Hedging (Section 3865):

CICA Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

6

MIRAMAR MINING CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and nine month periods ended September 30, 2007 and 2006

2.	Changes in accounting policies (continued):
	(e)	Accounting Changes (Section 1506):

CICA Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

3.	Accumulated other comprehensive income:

		2007

	Balance, beginning of the period	-
	Adjustment to opening balance– change in accounting policy (note 2)	8,952
	Unrealized gains on available for sale investments	4,900
	Reclassification of net realized gain on available sale investment	(4,434)

	Balance, end of the period	9,418

4.	Property, plant and equipment:

			September 30, 2007	December 31, 2006
	Cost	Accumulated depreciation and depletion	Net book value	Net book value

Mine plant and equipment	$118,017	$115,923	$2,094	$2,094
Exploration equipment	4,964	1,198	3,766	2,720
Construction in progress	29,454	-	29,454	1,177
Computer equipment	1,941	1,568	373	379
Leasehold and office	587	435	152	177
Total	$154,963	$119,124	$35,839	$6,547

Expenditures capitalized in relation to the planned construction of the Doris North Mine at Hope Bay, listed in the table above under the heading Construction in Progress, totaled $29.5 million and is largely comprised of: $6.7 million for camp and mine dry facilities, $6.4 million for ongoing construction of site roads and infrastructure, $5.9 million for construction supplies and transportation, $4.6 million for process plant buildings and equipment, $2.9 million for various equipment and $3.0 million for engineering, management and permitting.

7

MIRAMAR MINING CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and nine month periods ended September 30, 2007 and 2006

5.	Mineral properties:
The following is a summary of exploration and development costs incurred related to the Company’s Hope Bay Project:

	3 months ended September 30,		9 months ended September 30,
	2007	2006	2007	2006

Balance, beginning of period	$231,899	188,483	$204,892	$170,817

Additions:
Drilling	3,012	2,731	7,552	6,923
Sample analysis	789	254	1,826	587
Personnel and contracts	1,976	1,495	5,120	3,714
Stock-based compensation	25	368	4,946	1,557
Supplies and equipment	1,004	856	2,010	1,888
Other exploration costs	289	263	1,185	800
Title and claim management	36	10	83	99
Transportation and freight	3,639	2,664	7,322	4,932
Camp and infrastructure	1,947	1,552	4,243	2,870
Environmental and permitting	1,338	1,255	2,862	2,865
Feasibility and studies	55	420	1,901	1,070
Future income taxes related to the above	11	165	2,221	2,394
	14,121	12,033	41,271	29,699
Disposition of mineral property	(300)	-	(443)	-

Balance, end of period	$245,720	200,516	$245,720	200,516

On September 20, 2004, the Company completed an option agreement with Maximus Ventures Ltd (“Maximus”), whereby Maximus can earn a 75% interest in the Chicago and Twin Peaks areas of Hope Bay by spending $7.5 million scheduled over a three-year period. In consideration for entering the option agreement, Maximus is to pay the Company five million shares of Maximus as repayment for past expenditures on the properties, issued over a three-year period. Additional shares could also be issued to the Company at specific resource milestones. In March 2007, the Company received 0.5 million additional shares of Maximus which has been recorded as part of investments, with a corresponding decrease of $143,000 recorded against the Hope Bay mineral property. In total at September 30, 2007, the Company had 4.0 million shares of Maximus.

On September 10, 2007, the Company was entitled to receive an additional 1,000,000 common shares of Maximus under the terms of the option agreement. Consequently in the third quarter, the Company recorded a receivable for these shares and corresponding decrease of $300,000 recorded against the mineral property. The common shares of Maximus were received on October 10, 2007.

8

MIRAMAR MINING CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and nine month periods ended September 30, 2007 and 2006

6.	Asset backed commercial paper

At September 30, 2007, the Company held Canadian third party asset-backed commercial paper (“ABCP”) with an original cost of $37.3 million. At the dates the Company acquired these investments they were rated R1(High) by Dominion Bond Rating Service (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. The majority of these investments matured during the third quarter of 2007 but, as a result of liquidity issues in the Canadian ABCP market, did not settle on maturity. As a result, the Company has reclassified its ABCP as long-term investments after initially classifying them as cash and cash equivalents.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors that they had agreed in principle to a long-term proposal and interim agreement to convert the ABCPs into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a restructuring committee consisting of major investors was formed to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process. On October 16, 2007, it was announced that the committee expected that the restructuring would be completed on or before December 14, 2007, by means of Extraordinary Resolutions of the various trusts that had issued ABCP.

The ABCP in which the Company has invested has not traded in an active marked since mid-August 2007 and there are currently no market quotations available. The ABCP in which the Company has invested continues to be rated R1 (High, Under Review with Developing Implications) by DBRS.

The valuation technique used by the Company to estimate the fair value of its investment in ABCP incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. During the third quarter of 2007, this valuation resulted in a reduction of $3.5 million to the estimated fair value of the ABCP. Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the value of the Company’s investment in ABCP which would impact the Company’s earnings.

7.	Investments:
The fair value of investments at September 30, 2007, based on quoted market values, are as follows:

	September 30, 2007 Cost basis	Accumulated unrealized holding gains	September 30, 2007 Carrying value
Available for sale
Sherwood Copper Corp.	$114	$9,026	$9,140
Maximus	887	613	1,200
Other	37	79	116
Total	$1,038	$9,718	$10,756

On January 29, 2007, the Company sold 150,000 of its shares in Sherwood Copper Corp. (“Sherwood”) to a former officer pursuant to a termination agreement. In the second quarter the Company sold 668,700 shares in Sherwood at an average net selling price of $5.41 per share. In the third quarter the Company

9

MIRAMAR MINING CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and nine month periods ended September 30, 2007 and 2006 sold 25,000 shares in Sherwood at an average net selling price of $6.99 per share. At September 30, 2007, the Company owns approximately 1.3 million shares of Sherwood.

8.	Site reclamation and closure:

The Company has recorded provisions for the estimated cost of site closure and reclamation relating to past mining activities at the Con Mine and past exploration activities at the Hope Bay Project. The following is a reconciliation of the changes in the provision for site reclamation and closure during the year:

			2007

	Balance, beginning of the period		$19,475
	Site closure and reclamation costs incurred		(5,413)
	Accretion expense		712

	Balance, end of the period		$14,774

	Allocated between:
	Current portion		$6,195
	Non-current portion		8,579

			$14,774

	See discussion in note 12 (b) of these financial statements regarding subsequent event relating to the reclamation of Con Mine.

9.	Share capital:
	(a)		Authorized:
	500,000,000 common shares without par value
	(b)		Issued:

		Common shares
		Number of shares	Amount

	Balance, December 31, 2006:	217,125,038	$551,480
	Issued:
	Future income tax effect of flow-through shares	-	(9,468)
	On exercise of stock options	509,765	1,478
	Balance, March 31, 2007	217,634,803	$543,490
	Issued:
	On exercise of stock options	18,200	47
	Balance, June 30, 2007	217,653,003	$543,537

	Issued:
	Common shares for cash, net of issue costs	3,099,038	19,189
	On exercise of stock options	55,593	200
	Balance, September 30, 2007	220,807,634	$562,926

10

MIRAMAR MINING CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and nine month periods ended September 30, 2007 and 2006

(c)	Stock options:
At September 30, 2007, the Company had share options outstanding as follows:

	Share options	Average exercise price

Beginning of the period	5,058,638	$2.67
Granted	3,502,500	4.90
Exercised	(583,558)	1.94
Cancelled	(168,500)	2.83
End of the period	7,809,080	$3.72

Exercisable	7,309,080	$3.64

As at September 30, 2007, 7,309,080 options were fully vested and expire as follows:

Year	Number	Exercise price

2008	679,676	$ 2.94
2009	1,226,060	3.22
2010	564,706	1.30
2011	2,100,138	3.07
2012	2,738,500	4.93

Exercisable options exclude options which are contingent on future performance targets (500,000 options).

(d)	Warrants and brokers compensation options:

At September 30, 2007, the Company had 18,500,000 warrants outstanding with an exercise price of $2.75 per share. These warrants were granted to Newmont as described in note 11(b) of the annual consolidated financial statements.

10.	Related parties:

The Company owns 8.1% of Maximus, a company related by virtue of a common director. The Company supplied services on a cost recovery basis to Maximus totaling $1.3 million during the nine month period ended September 30, 2007 (2006 - $0.6 million). Transactions with related parties are recorded at their exchange amount which is the amount of consideration received as established and agreed to by the Company and Maximus.

11

MIRAMAR MINING CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and nine month periods ended September 30, 2007 and 2006

11.	Commitments and contingencies:
	(a)	In June 2007, the Company entered into a purchase commitment for $10.4 million for a diesel generating system expected to be delivered in June 2008.
(b)

In July 2007, the Company entered into a purchase commitment for approximately $6.0 million for the purchase, delivery and storage of approximately 4 million liters of P-50 diesel fuel. The fuel was in the process of being delivered the Hope Bay site in the third quarter and is expected to be at site by the end of October or early November 2007.

12.	Subsequent events:
(a)

On October 9, 2007, the Company signed a definitive support agreement with Newmont Mining Corporation for the acquisition by Newmont, with unanimous support of the Miramar board of directors, of all the outstanding shares of the Company for $6.25 cash per common share. The acquisition will be effected through a take-over bid circular that was mailed to shareholders on October 31, 2007. The earliest possible date that the proposed transaction would close is December 6, 2007.

(b)

On October 15, 2007, Miramar Con Mine, Ltd. received comments from Indian and Northern Affairs Canada (“INAC”) in relation to the Con Mine’s water license application. The Con Mine’s current water license is set to expire in January 2008. INACs submission included an estimate for the total cost of reclamation for land and water for the Con Mine of approximately $27 million. This amount, if accepted, is higher than the estimate prepared by the Company by more than $10 million on an undiscounted basis. The Company will present its arguments in support of its estimated cost at a public hearing for the water license which was initially schedule to commence on November 5, 2007. The MVLWB has agreed to delay the public hearing as requested by the Company; accordingly, the public hearing has been re-scheduled to January 16-17, 2008.

12

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides an analysis of the financial results of Miramar Mining Corporation (the “Company”) for the three and nine month periods ended September 30, 2007 compared with the same periods in the previous year. In order to better understand the MD&A, it should be read in conjunction with the annual consolidated financial statements for the years ended December 31, 2006 and 2005 and related notes. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and expressed in thousands of Canadian dollars, except per share amounts. This MD&A is dated as of November 7, 2007. All amounts are expressed in Canadian dollars, except as otherwise indicated.

OVERVIEW

The Company’s mining and exploration assets are primarily gold assets in the Canadian Arctic. The Company has focused its activities in the Canadian Arctic for more than ten years and has developed considerable experience in operations, exploration and logistics. In 2004, the Company terminated all mining activities at its Con and Giant mines in Yellowknife, Northwest Territories. Since then, the Company’s business has been focused on the exploration and development of the Hope Bay gold mineral project in Nunavut (the “Hope Bay Project”). The Hope Bay Project is 100% owned by the Company and extends over 1,000 square kilometers. The Company believes the Hope Bay Project encompasses one of the most prospective undeveloped greenstone belts in Canada. The belt contains a number of significant gold deposits including the Doris North deposit which the Company has been working towards becoming the first new gold mine in Nunavut.

The Company’s goal has been to become an intermediate gold producer through the phased development of the Hope Bay Project.

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Phase 1: Short-term: Develop a small scale, high return gold mine at Doris North with the objective of generating significant cash flow, after capital payback, to advance the subsequent phases while minimizing equity dilution. A feasibility study on the Doris North deposit prepared in early 2003 concluded a two year mine at Doris North which could produce approximately 155,000 ounces of gold per year (the “Doris North Project”) was feasible. The Company is currently working on an update to the study and has expanded the scope of the updated feasibility study to include a review of the potential additional production which could be added from other areas in Doris, such as Doris Central and Doris Connector.

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Phase 2: Medium-term: Extend and expand production levels to a targeted production level of either approximately 300,000 ounces per year or 600,000 ounces per year. The potential mining alternatives which are under consideration in technical and economic studies are: a) an underground operation with a targeted production of approximately 6,000 tonnes per day and

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

focused on developing the higher grade, more accessible upper portions of the Boston, Doris Central and Madrid deposits, and b) a larger scale (“Large Pit Concept”) operation with a targeted production of approximately 16,000 tonnes per day, based upon open pit mining at Madrid and underground mining at the Boston and Doris deposits.

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Phase 3: Longer-term: Continue exploration efforts at Hope Bay with the objective of discovering new deposits and expanding the current known resources in order to provide additional resources to extend mine production.

To achieve these objectives, the Company needs to successfully complete, among other things, the current permitting process for the Doris North Project, complete financing for mine construction, successfully construct and place into production the Doris North Project, complete technical and economic studies on Phase 2 development of the Boston, Doris and Madrid deposits and identify additional resources, complete feasibility studies on Phase 2 and complete permitting on Phase 2.

THIRD QUARTER HIGHLIGHTS

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Subsequent to the quarter, on October 8, 2007 the Company signed a support agreement with Newmont Mining Corporation (“Newmont”) for the acquisition by Newmont Mining B.C. Limited, a wholly owned subsidiary of Newmont with unanimous support of the Miramar board of directors, of all the outstanding shares of the Company for $6.25 cash per common share. The acquisition will be effected by way of a take-over bid. The take-over bid circular and director’s circular relating to the offer was mailed to shareholders on October 31, 2007. The initial expiry date of the bid is December 6, 2007.

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A total of approximately 24,600 meters of exploration drilling was completed in the third quarter of 2007, focused primarily in the Madrid deposit area. For the nine months to the end of September, approximately 58,000 meters have been drilled at Hope Bay.

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Significant exploration results were reported in the quarter from the Suluk deposit within the Madrid area, including hole #569 which intercepted 5.1 g/t over 58 meters, and hole #557 which intercepted 8.2 g/t over 18.5 meters.

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Site preparation for the construction of the Doris Mine continued in the quarter along with acquisition of construction materials, equipment and plant facilities, including a 118 person camp for mine operations that was completed and was shipped to site in August and September 2007.

•	On September 20, 2007, the Nunavut Water Board (“NWB”) issued a positive decision on the water license application for the Doris North mine. The NWB has recommended to the Minister of

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Indian and Northern Affairs Canada (“INAC”) that a six year Type A water license be issued to Miramar Hope Bay Ltd. for the construction, operation and ultimate reclamation of the Doris North Project.

•

On August 8, 2007, the Company completed an equity underwriting agreement for a private placement offering of 3,080,000 flow-through common shares at $6.50 per share along with a non-brokered private placement of 19,038 flow-through common shares at $6.50 per share for total gross proceeds of approximately $20.1 million.

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The Company’s financial results for the three and nine month periods ended September 30, 2007 were losses of $3.0 million or $0.01 per share and $5.0 million or $0.02 per share, respectively. In the third quarter of 2007, the Company recorded a write down on its investment in asset backed commercial paper (“ABCP”) of $3.5 million.

OPERATIONS OVERVIEW

Selected Financial Data

The following tables summarize total other income, earnings or loss and earnings or loss per share for each of the last eight fiscal quarters (in thousands of dollars except per share amounts).

	2007 Q3	2007 Q2	2007 Q1	2006 Q4
Other income	$ 1,598	$ 5,241	$ 2,423	$ 3,988
Earnings/(loss)	$ (2,985)	$ (2,774)	$ 802	$ (3,151)
Per share	$ (0.01)	$ (0.01)	$ 0.00	$ (0.01)
	2006 Q3	2006 Q2	2006 Q1	2005 Q4
Other income	$ 1,762	$ 1,109	$ 2,228	$ 247
Earnings/(loss)	$ 357	$ 1,906	$ (1,083)	$ (8,348)
Per share	$ 0.00	$ 0.01	$ (0.01)	$ (0.05)

Earnings

For the three month period ended September 30, 2007, the Company had losses of $3.0 million or $0.01 per share compared to net earnings of $0.4 million or $0.00 per share in the same period of 2006. In the third quarter of 2007, the Company recorded a write down on its investment in ABCP of $3.5 million. Additionally, in the third quarter of 2007, expenses were lower than the same period of 2006 by $0.3 million offsetting lower interest income, which was $0.2 million lower the third quarter of 2007 than the same period of 2006.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

For the nine month period ended September 30, 2007, the Company had losses of $5.0 million or $0.02 per share compared to net earnings of $1.2 million or $0.01 per share in the same period of 2006. The difference of $6.2 million is mainly attributable to: (1) as described above, a write down of $3.5 million on ABCP investments; (2) stock-based compensation expense which was higher by $4.3 million in 2007 than 2006, (3) future income tax recovery was lower by $3.5 million, and (4) partially offsetting, interest and other income was $4.2 million higher and severance and closure expenses were lower by $1.1 million in the first nine months of 2007 compared to the same period of 2006. Other income was $2.4 million higher in 2007 than the same period of 2006 due to gains on the sale of Sherwood. Interest income was $1.8 million higher than 2006 due largely to higher average cash balances.

Operating Costs

During the three month period ended September 30, 2007, general and administrative expenses, salaries, professional services, investor relations and travel and interest and penalties totaled $1.1 million compared to $1.3 million in the same period of 2006 due to lower general and administrative expenses and interest and penalties in the period.

During the nine month period ended September 30, 2007, general and administrative expenses, salaries, professional services, investor relations and travel and interest and penalties totaled $4.3 million compared to $4.2 million in the same period of 2006 due to higher listing fees in 2007. Stock-based compensation was $5.8 million in 2007 compared to $1.5 million in the same period of 2006. The significant difference results from increased stock-based compensation expenses incurred in the second quarter of 2007. A total of 4.3 million stock options were valued in the second quarter of 2007 compared to 1.8 million in 2006; the fair value averaged $2.46 per share in 2007 compared to $1.54 in 2006. Stock-based compensation in 2007 includes the value of approximately 1.3 million stock-options which were granted in 2006, but held subject to shareholder approval which was obtained in the second quarter of 2007. Of the total stock-based compensation, approximately 54% in each period has been included in deferred exploration expenditures. Depreciation, depletion and accretion expense in 2007 was $0.8 million, unchanged from the same period in 2006. Severance and closure costs were $0.4 million in 2007 compared to $1.5 million for the same period of 2006.

EXPLORATION AND DEVELOPMENT ACTIVITIES

The Company’s focus continues to be on the Hope Bay Project. The Company has been committed to a strategy of advancing the Hope Bay Project to a production decision while continuing to expand gold resources. The staged development strategy has been to focus first on the high grade gold Doris North Project, with the goal of generating cash flow to pay for mining infrastructure and to partially fund the subsequent development of a bulk tonnage operation at Madrid and a satellite mining operation at the Boston deposit which is approximately 50 kilometers south of the Doris North deposit area. The

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Company’s exploration strategy has been to focus on expanding the size and increasing the confidence level of existing deposits and on continued exploration for new gold resources in order to support a sustained production profile.

In the first quarter of 2007, the Company approved spending programs at Hope Bay for exploration and project development for 2007 totaling $39.6 million, which includes $31.4 million for drilling and exploration activities with the objective of completing approximately 72,000 meters of drilling targeted to continue to expand and extend existing deposits and explore for new deposits. Additionally, $8.2 million has been budgeted to advance Phase 2 engineering and environmental studies. The Hope Bay mine construction budget for 2007 was also approved totaling $37.2 million. The budget includes the cost of the acquisition of a 118 person camp for the Doris Mine, a mill building, some initial site preparation and small equipment purchases along with the expected costs to complete the permitting and licensing process. Based on lower than planned drill productivity in the first half of 2007, the Company now projects the total drilling in 2007 will be approximately 62,000 meters.

The Hope Bay exploration camp was reopened in late February and the season’s drilling activity commenced on March 17, 2007. In the first half of 2007, drilling activities were focused at the Suluk deposit which is in the Madrid deposit area and accounted for a total of approximately 33,500 meters. In the third quarter of 2007, a total of approximately 24,500 meters of drilling was completed, comprised of 13,300 meters in the Madrid area, 5,200 meters in the Boston deposit and 6,000 meters in various regional targets.

Significant exploration results were reported in the quarter from the Suluk deposit within the Madrid area, including hole #569 which intercepted 5.1 g/t over 58 meters, hole #557 which intercepted 8.2 g/t over 18.5 meters. At the Boston deposit, drilling has been focused on resource targets in the Boston BN and B2 areas of the deposit as well as exploration in the surrounding area of the Boston deposit. At the same time, a program of re-sampling core from historical drill holes at Boston has been ongoing in 2007. Assays are pending for all Boston activity to-date.

On April 20, 2007, the Company reported its revised resource calculation incorporating the results of the successful exploration activities in 2006 on the Hope Bay Project. The revised resource calculation increased the indicated resources by 1.8 million ounces, or 22%. Given the potential for a large open pit operation at the Madrid deposit area, the Company was able to reduce the cutoff grade applied to those resources, which in part led to the reported increase. However, using the same cutoff grades as in 2005, approximately 0.5 million ounces were added to the total resources.

The tables below summarize the reported resources at the Hope Bay Project as at December 31, 2006

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOPE BAY INDICATED MINERAL RESOURCES AT DECEMBER 31, 2006

	Indicated		Cutoff g Au/t	Contained Ounces Au(1)
Area/Deposit/Zone	Tonnes	g Au/t
Madrid Deposit Area
Naartok East	11,353,900	3.7	1.5	1,350,727
Naartok West	6,794,400	3.7	1.5	797,672
Rand	2,957,000	2.5	1.5	239,910
Suluk	11,427,700	3.6	1.5	1,313,989
South Patch	0	0.0	0.0	0
Subtotal Madrid	32,533,000	3.5		3,702,298
Doris Deposit
Doris Hinge(2)	345,000	34.7	8	385,000
Doris North/Connector	N/A
Doris Central	824,000	12.9	5	341,000
Doris Pillars	N/A	N/A		N/A
Subtotal Doris	1,169,000	19.3		726,000
Boston Deposit
Boston B2	1,949,000	11.4	4	713,000
Boston B3/B4	363,000	7.3	4	85,000
Subtotal Boston	2,312,000	10.7		798,000
Total Indicated(3)	36,014,000	4.51		5,226,298

(1)

Disclosure of contained ounces is permitted under Canadian regulations; however, the United States Securities and Exchange Commission generally permits mineralization that does not constitute “reserves” to be reported only as in place tonnage and grade. See discussion under the heading “Cautionary Note for U.S. Investors” for a description of differences between Canadian and U.S. requirements for estimates of mineralization.

(2)	Includes the undiluted, unrecovered Probable Mineral Reserve for Doris Hinge referred to below.
(3)	Numbers may not add up exactly due to rounding.

HOPE BAY INFERRED MINERAL RESOURCES AT DECEMBER 31, 2006

	Inferred		Cutoff g Au/t	Contained Ounces Au(1)
Area/Deposit/Zone	Tonnes	g Au/t
Madrid Deposit Area
Naartok East	14,368,900	2.8	1.5	1,274,903
Naartok West	5,228,100	3.4	1.5	565,276
Rand	5,373,600	2.3	1.5	403,284
Suluk	17,342,000	2.8	1.5	1,546,437
South Patch	227,000	22.5	7	164,202
Subtotal Madrid	42,539,600	2.9		3,954,102
Doris Deposit
Doris Hinge	28,000	10.0	8	9,000
Doris North/Connector	1,270,000	13.9	5	569,000
Doris Central	73,000	12.8	5	30,000
Doris Pillars	263,000	18.6	5-7	158,000
Subtotal Doris	1,634,000	14.5		766,000
Boston Deposit
Boston B2	995,000	9.1	4	292,000
Boston B3/B4	1,437,000	9.7	4	449,000
Subtotal Boston	2,431,000	9.5		741,000
Total Inferred(2)(3)	46,604,600	3.64		5,461,102

(1)

Disclosure of contained ounces is permitted under Canadian regulations; however, the United States Securities and Exchange Commission generally permits mineralization that does not constitute “reserves”

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

to be reported only as in place tonnage and grade. See discussion under the heading “Cautionary Note for U.S. Investors” for a description of differences between Canadian and U.S. requirements for estimates of mineralization.

(2)	Inferred Mineral Resources are reported in addition to Indicated Mineral Resources.
(3)	Numbers may not add up exactly due to rounding.

The Company reports a Probable Mineral Reserve of 458,200 tonnes grading 22 grams Au/t for the Doris Hinge zone which is included in the Indicated Mineral Resource. The Probable Mineral Reserve was estimated during the course of a Feasibility Study carried out by Steffen Robertson and Kirsten (Canada) Inc. on the Doris North Project in 2002. This Probable Mineral Reserve is included within the Indicated Mineral Resource reported in the table above entitled “Hope Bay Indicated Mineral Resource”, to which dilution of 39% and a mining recovery factor of 95% has been applied.

During the first quarter of 2007, the Company continued to advance studies, including alternative mining concepts, which will assess the optimal mining and milling capacity for the next phase of development at Hope Bay. The results of the technical and economic studies were targeted to be completed in the second quarter of 2007. However, these studies were deferred until later this year in order to incorporate the significant results from the 2007 drilling program.

The Company continued to work towards obtaining permits and licenses for the Doris North Project. In early May 2007, the finalized support documentation requested by the NWB was submitted and technical sessions were held in mid-June 2007. The final public hearing for the water license application was held on August 13-15, 2007. On September 20, 2007, the NWB issued a positive decision on the water license application for the Doris North mine. The NWB has recommended to the Minister of Indian and Northern Affairs Canada (“INAC”) that a six year Type A water license be issued to for the Doris North Project.

In July 2007, the permit for the Roberts Bay jetty foreshore lease was received from Indian and Northern Affairs Canada and the authorizations from the Department of Fisheries (“DFO”) and Transport Canada allowing the construction of the jetty at Roberts Bay to be completed. The jetty was used to receive the sealift shipment of construction equipment and materials in September and October, 2007. In September 2006, the Company filed materials to support its application for amendment of Schedule II of the Metal Mining Effluent Regulations (“MMER”) to include Tail Lake as a designated tailings impoundment area. In January 2007, the DFO accepted the Company’s selection of the proposed tailings disposal plan and requested that Environment Canada take steps to amend the MMER to include Tail Lake in Schedule II. This amendment is expected in the first quarter of 2008. The Company continues to expect that the permitting process will proceed in a manner which will allow the Company to continue with its activities for initial site development in 2007, completion in 2008 and commencement of production in the second half of 2008. In January 2007, the Company engaged SNC-Lavalin to update the feasibility study which was completed on Doris North in 2003. The update was expected to be completed in the second quarter of

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

2007. However, it is now expected to be completed in the fourth quarter of 2007. The Company has expanded the scope of the updated Doris Feasibility Study to include a review of the potential additional production which could be added from other areas in Doris, such as Doris Central and Doris Connector. Any such amendment to the project would likely result in an increase in both the size and life of the Doris North operation, which in turn would result in cost increases to the project while increasing the gold produced.

CAPITAL PROGRAMS

During the third quarter of 2007, the Company incurred capital expenditures of $14.1 million for exploration and project activities at Hope Bay and $17.2 million for property, plant and equipment compared to $12.0 million for exploration and project activities at Hope Bay and $0.2 million for property, plant and equipment. The increase in expenditures for property, plant and equipment is largely comprised of construction-in-progress expenditures for the Doris North Mine as detailed in note 4 of the interim consolidated financial statements for the third quarter of 2007.

FINANCING AND LIQUIDITY

At September 30, 2007, the Company had consolidated working capital of $63.3 million compared to $143.7 million at the end of 2006. At September 30, 2007, the Company had $83.0 million of cash and cash equivalents and short term investments compared to $149.8 million of cash and cash equivalents and short term investments at December 31, 2006. At September 30, 2007, the Company also had $15.7 million in reclamation security trusts and cash collateral deposits for reclamation bonds which are classified outside of working capital.

In the third quarter of 2007, the Company re-classified its investments in Canadian third party asset backed commercial paper of $37.3 million from cash and cash equivalents to long-term investments. At the dates the Company acquired these investments they were rated R1(High) by Dominion Bond Rating Service (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. The majority of these investments matured during the third quarter of 2007 but, as a result of liquidity issues in the Canadian ABCP market, were not repaid on maturity. As a result, the Company has classified its ABCP as long-term investments after initially classifying them as cash and cash equivalents in prior periods.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors that they had agreed in principle to a long-term proposal and interim agreement to convert the ABCP into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a restructuring committee consisting of major investors was formed to propose a solution to the liquidity problem affecting the ABCP and has retained legal and

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

financial advisors to oversee the proposed restructuring process. On October 16, 2007, it was announced that the committee expected that the restructuring would be completed on or before December 14, 2007, by means of extraordinary resolutions of the various trusts that had issued ABCP.

The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The ABCP in which the Company has invested continues to be rated R1 (High, Under Review with Developing Implications) by DBRS. During the third quarter of 2007, the Company assessed the carrying value of its ABCP investments using its estimate of fair value which was based on a probability weighted discounted cash flow analysis. This valuation resulted in a reduction of $3.5 million to the estimated fair value of the ABCP. Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the value of the Company’s investment in ABCP which would impact the Company’s earnings.

On August 8, 2007, the Company completed an equity underwriting agreement for a private placement offering of 3,080,000 flow-through common shares at $6.50 per share along with a non-brokered private placement of 19,038 flow-through common shares at $6.50 per share for total gross proceeds of approximately $20.1 million. The Company will be required to incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) for the total gross proceeds by December 31, 2008.

The Company believes it has sufficient cash resources and liquidity to sustain its planned activities in 2007 to complete initial construction planned in 2007 for Phase 1 mine development. If the proposed transaction with Newmont is not completed as contemplated, the future exploration and development of the Hope Bay Project may require the Company to raise additional capital through a combination of project debt and equity financings. The Company’s strategy has been to use equity financing for exploration activities and the maximum amount of project debt to build mining infrastructure until sufficient cash flow is generated from mining operations.

LIABILITIES AND CONTINGENCIES

The Company has the legal obligation to reclaim properties for which it holds water licenses and exploration and mining agreements. The Company has estimated these asset retirement obligations at December 31, 2006, to be an aggregate of $23.4 million on an undiscounted basis. The properties for which these obligations have been estimated are the Con Mine in Yellowknife and the Hope Bay Project in Nunavut. The Company has established cash deposits as collateral for letters of credit pledged in favour of various governmental agencies and others under several water licenses and mineral exploration and mining agreements. The Company has reclamation security trusts totaling $11.2 million for the Con Mine and cash collateral deposits totaling $4.5 million for Hope Bay and other properties.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

The reclamation security trusts for the Con Mine were established on December 31, 2004. The Company deposited $9 million of the $10 million proceeds from the sale of its Bluefish hydroelectric facility into a reclamation security trust, in accordance with an agreement with the Department of Indian and Northern Development. The remaining $1 million of the proceeds was deposited into a second reclamation security trust. The proceeds from any subsequent sale of Con Mine assets will also be deposited into this second reclamation security trust.

The cost of reclamation was estimated by Golder and Associates and the Company on the basis of a final closure and reclamation plan which was submitted to the McKenzie Valley Land and Water Board (“MVLWB”) in January 2007. In late April 2007, the Company received final approval from the MVLWB for the Con Mine Closure and Reclamation Plan following an extensive technical and public review. The approval has conditions that apply to submission of detailed designs related to construction of specified reclamation works such as the cap on the tailings containment areas and for completion of ongoing studies such as the hydrogeology of the flooding of the underground mine workings. On October 15, 2007, the Company received comments from INAC in relation to the Con Mine’s water license application. The Con Mine’s current water license is set to expire in January 2008. INAC’s submission included an estimate for the total cost of reclamation for land and water for the Con Mine of approximately $27 million. This amount, if accepted, is higher than the estimate prepared by the Company by more than $10 million on an undiscounted basis. The Company will present its arguments in support of its estimated cost at a public hearing for the water license which was initially scheduled to commence on November 5, 2007. The MVLWB has agreed to delay the public hearing as requested by the Company; accordingly, the public hearing has been re-scheduled to January 16-17, 2008.

In 1995, the Corporation entered into a joint exploration transaction with an investor that resulted in a renunciation of certain resource expenses being made to the investor. The amount of the renunciation was based upon an independent valuation prepared for the Corporation relating to the Con Mine assets. In 2000, the Canada Revenue Agency (the “CRA”) issued a reassessment notice challenging the valuation that formed the basis for this transaction. The reassessment does not give rise to any taxes payable by the Corporation. However, as part of the original transaction, the Corporation agreed to compensate the investor for any shortfall in the renunciation made by the Corporation to a maximum of $2.7 million plus accrued interest. On March 29, 2007, the Company and the CRA reached a settlement regarding the reassessment which adjusts certain tax pools of the Company and preserves the amount of the renunciation originally made to the investor. Accordingly, the Company no longer has a contingent liability with respect to possible payments to the investor. The settlement does not result in any income tax payable by the Company.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

In September 2006, the Company signed an Inuit impact and benefits agreement with the KIA which establishes the terms which will apply to Doris North mine operations with respect to benefits to the Inuit people of the Kitikmeot region. Included in the agreement are specific payments totaling $1.4 million which would be made to the KIA subject to the successful completion of certain project milestones such as a positive production decision made by the Company and receipt of its water license. Also in September 2006, the Company completed a water compensation agreement with the KIA for the proposed use of the lake for tailings disposal. The agreement establishes total compensation of $0.9 million to be paid by the Company over a three year period following a positive production decision made by the Company.

Contractual Obligations

The following table summarizes the contractual obligations as at December 31, 2006 of the Company for each of the five years commencing with 2007 and thereafter, in thousands of dollars.

	2007	2008	2009	2010	2011	Thereafter
Oxygen plant	$600	$ -	$ -	$ -	$ -	$ -
Office lease costs	$336	$336	$344	$260	$260	$245
Exploration equipment	$611	$95	-	-	-	-
Site reclamation(1)	$8,473	$4,098	$2,715	$1,328	$369	$5,096
(1)

The Company is obligated to fund closure and reclamation costs for its mining and exploration operations as a condition of associated water licenses. However, the timing of the payments has not been determined with certainty and may change depending upon future events. Reclamation of exploration sites will be deferred to the extent that the Company continues to be engaged in actively exploring them.

In June 2007, the Company entered into a purchase commitment for $10.4 million for a diesel generating system expected to be delivered in June 2008. In July 2007, the Company entered into a purchase commitment of approximately $6.0 million for the purchase, delivery and storage of approximately 4 million liters of P-50 diesel fuel. The fuel was in the process of being delivered the Hope Bay site in the third quarter and is expected to be at site by the end of October or early November 2007.

For additional information related to the Company’s obligations and commitments see note 15 to the annual consolidated financial statements.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the pension obligations which are described in note 13 of the annual consolidated financial statements.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK

For the past several years, the outlook for the Company has been dependent on the exploration results from, and proposed development of, the Hope Bay Project. The Company controls 100% of the Hope Bay Project, which has indicated resources totaling 5.2 million ounces of gold at a grade of 4.5 grams per tonne and an additional 5.5 million ounces of gold at a grade of 3.6 grams per tonne in the inferred category.

Subsequent to the quarter, on October 8, 2007 the Company signed a support agreement with Newmont Mining Corporation (“Newmont”) for the acquisition by Newmont Mining B.C. Limited, a wholly owned subsidiary of Newmont with unanimous support of the Miramar board of directors, of all the outstanding shares of the Company for $6.25 cash per common share. The acquisition will be effected by way of a take-over bid. The take-over bid circular and director’s circular relating to the offer was mailed to shareholders on October 31, 2007. The initial expiry date of the bid is December 6, 2007.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Changes in Internal Control over Financial Reporting (“ICFR”)

No changes occurred in the third quarter Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted five new Canadian Institute of Chartered Accountants (“CICA”) accounting standards: (a) Handbook Section 1530, Comprehensive Income; (b) Handbook Section 3855, Financial Instruments – Recognition and Measurement; (c) Handbook Section 3861 Financial Instruments – Disclosure and Presentation; (d) Handbook Section 3865, Hedges; and (e) Handbook Section 1506, Accounting Changes. Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes.

(a) Section 1530 introduces new standards for the presentation and disclosure of the components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

(b) Section 3855 requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet and measured based on specified categories.

(c) Section 3861 sets out standards which address the presentation of financial instruments and non-financial derivates, and identifies the related information that should be disclosed. These standards also

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provide several new requirements for disclosure about fair value.

Upon adoption of these new standards, the following adjustment was recorded with respect to the classification of the Company’s financial instruments. The Company has designated its investments as available for sale assets in accordance with Section 3855 and as a result now records the investments on the balance sheet at their fair market value based on quoted market prices. This change in accounting standard resulted in an increase in the carrying value of the investments and accumulated other comprehensive income of $8,952,000 on the balance sheet upon adoption at January 1, 2007. Unrealized gains and losses on these investments since January 1, 2007 have been included in the statement of comprehensive income. There is no net impact to future income taxes resulting from this adjustment as the future income tax liability is fully offset by a reduction in the Company’s future income tax valuation allowance. The Company’s investment in the Northern Orion Explorations Ltd. net proceeds interest royalty is not impacted by the adoption of Section 3855 as the instrument is not traded on an exchange and payments are based on the volume of metal sold and the price realized thereon.

(d) Section 3865 sets out when hedge accounting can be applied and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed. The Company currently does not have any hedging contracts.

(e) Section 1506 revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period. Such estimates and assumptions affect the determination of the potential

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

impairment of long-lived assets, estimated costs associated with reclamation and closure of mining properties, and the determination of stock-based compensation and future income taxes. Management re-evaluates its estimates and assumptions on an ongoing basis; however, due to the nature of estimates, actual amounts could differ from its estimates. The most critical accounting policies upon which the Company depends are those requiring estimates of gold reserves and resources, future recoverable gold ounces and assumptions of future gold prices.

Accounting for Exploration and Development Costs

Exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations. The carrying values of mineral properties are assessed at the balance sheet date to determine whether any persuasive evidence exists that the properties may be permanently impaired. The Company’s progress in its development activities towards its planned operations is a key factor to be considered as part of the ongoing assessment of the recoverability of the carrying amount of capital assets and deferred exploration and development costs. If there is persuasive evidence of impairment, the asset is written down to its estimated net recoverable value. Deferred acquisition, exploration and development expenditures totaled $245.7 million for Hope Bay at September 30, 2007.

Asset Retirement Obligations

Asset retirement obligations are the estimated costs associated with mine closure and reclamation and are recorded as a liability at fair value. The liability is accreted over time through periodic charges to operations. In addition, asset retirement costs are capitalized as part of each asset’s carrying value at its initial discounted value and are amortized over the asset’s useful life. In the event the actual costs of reclamation exceed the Company’s estimates, the additional liability for retirement and remediation costs may have an adverse effect on the Company’s future results of operations and financial condition.

The asset retirement obligation for the Con Mine is comprised of two components (1) processing of historic mill roaster tailings (arsenic contained within this material is rendered inert by a process which utilizes the pressure oxidation circuit); and, (2) site closure and monitoring activities, including building removal, capping of mine openings, restoration of tailings areas, water treatment and post-closure monitoring.

Although the ultimate amount to be incurred is uncertain, at December 31, 2006 the liability for site closure and reclamation at Con Mine has been estimated on an undiscounted basis before inflation to be $22.1 million, to be expended from 2007 to 2050. For purposes of determining the fair value of the obligation, a discount rate of 9.8%, an inflation factor of 2.0% and a market risk premium have been applied. As required by regulatory policies and Canadian GAAP, cost estimates include contractor

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

markups, provision for administration and engineering, provision for a market risk premium, and a provision for contingencies. However, the Company expects to use its employees wherever possible to complete the reclamation activities, which could reduce actual costs below the accrued liability. The Company has $11.2 million on deposit in Con Mine reclamation security trusts. The Company has committed the proceeds from any asset sales at the Con Mine to the reclamation security trusts and the funds in the trusts will be applied to offset in part the reclamation costs as they are incurred.

Key assumptions in estimating the asset retirement obligation for the Con Mine include the assumptions that: a) the processing of residual historic mill roaster tailings (calcines and arsenic bearing sludges) through the autoclave will be completed in 2007; b) final wash down of the blend plant storage pits will be completed in 2007; c) the final mine closure and reclamation would receive regulatory approval in 2007 allowing other site closure reclamation activities to commence in 2007 and essentially be completed over a three year period, including the removal of remaining buildings, capping of remaining mine openings, capping of the tailings containment areas and remediation of the site to the standard acceptable for industrial-use property; and, d) an allowance for ongoing water treatment for a period of approximately 25 years and an allowance for post closure environmental performance monitoring for a period of approximately 50 years.

Key assumptions in estimating the asset retirement obligation for the Hope Bay exploration camps include removal of exploration camps, reclamation of site pads and infrastructure, placement of surface stored waste rock underground at Boston and re-vegetation as needed. The estimate of the cost, based on contractor rates, of such reclamation activities is $1.3 million.

Stock-based Compensation

Stock-based compensation is accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at fair value of the options at the date of grant and is expensed over the vesting period of the award. The Company estimates the fair value using the Black-Scholes option pricing model.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES

The following risks and uncertainties, as well as risks not currently known to the Company, could materially affect the Company’s future performance:

•	The Company would require external financing and production revenue to conduct further exploration on and development of its mineral resource properties and to develop the Doris North deposit.
•	The Company has had no revenue from operations and no ongoing mining operations of any kind.
•	Changes in the market price of gold and other metals, which in the past have fluctuated widely, will significantly affect the potential of the Company’s properties.
•	The Company has no history of producing gold from the Hope Bay Project and there can be no assurance that it would successfully establish mining operations or profitably produce gold.
•	There can be no assurance that the Company’s exploration programs would result in the establishment of mineral reserves or the expansion of such reserves with new mineral reserves.
•	The Company has a history of losses and would expect to incur losses for the foreseeable future.
•

The figures for the Company’s mineral reserves and mineral resources are estimates based on interpretation and assumptions and the Company’s mineral deposits may yield less mineral production under actual conditions than the Company’s estimates indicate.

•

The Company requires various permits in order to conduct its current and anticipated future operations and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

•	The Hope Bay properties are subject to the Nunavut Land Claims Agreement and ongoing operations are affected by working relationships with Inuit organizations.
•	The Company is subject to significant governmental regulations.
•	The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Changes in the factors underlying the Doris North feasibility study since its preparation may make the financial calculations no longer applicable; actual capital costs, operating costs, production and economic returns from the Doris North deposit may differ significantly from those the Company has anticipated; and there are no assurances that any future development activities would result in profitable mining operations.

•	Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.
•

The Company may experience difficulty attracting and retaining qualified management and operations personnel to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

•

The Company has ongoing reclamation on the Con Mine and the Company may be required to contribute more funds towards the abandonment and reclamation of the Con Mine site which could have a material adverse effect on its financial position.

OUTSTANDING SHARE DATA

As at November 7, 2007, there were 221,966,846 common shares outstanding. As at November 7, 2007, there were options and warrants outstanding to purchase an aggregate of 25,152,235 common shares. The options were granted to certain of the Company’s executive officers, directors and employees (6,652,235 stock options) and the warrants were granted to Newmont as part of a private equity placement completed in 2005 (18,500,000 warrants).

RELATED PARTIES

The Company owns 8.1% of Maximus Ventures Ltd. (“Maximus”), a company related by virtue of a common director. The Company supplied services on a cost recovery basis to Maximus totaling $1.3 million during the nine month period ended September 30, 2007 (2006 - $0.6 million). Transactions with related parties are recorded at their exchange amount which is the amount of consideration received as established and agreed to by the Company and Maximus.

FORWARD LOOKING STATEMENTS

Statements relating to exploration work at the Hope Bay Project and the expected results of this work and strategies, plans, studies and permitting for the development of the Hope Bay Project, statements related to analyses of financial condition, future results of operations and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the securities legislation of certain provinces of Canada. Forward looking

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “satisfies,” “potential,” “goal,” “objective,” “prospective,” “strategy”, “target,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral reserve and resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices and currency exchange rates; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations, risks and uncertainties described under “Risks and Uncertainties” and elsewhere in the Management’s Discussion and Analysis, and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

CAUTIONARY NOTE TO U.S. INVESTORS

All resource estimates reported in this disclosure are calculated in accordance with the National Instrument 43-101 of the Canadian securities administrators and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their Securities and Exchange Commission filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced, and, accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian securities regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian securities regulations, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional Information

Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40F can be obtained from the United States Securities and Exchange Commission website at www.sec.gov.